VEON Publishes 2024 Integrated Annual Report Detailing Commitment to Sustainable Growth and Highlighting Robust Financial Performance Dubai, April 14, 2025: VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or “the Company”, and together with its subsidiaries the “Group”), today announces the publication of its 2024 Integrated Annual Report (“IAR”), showcasing a year of strong operational and financial performance, and commitment to positive social impact. The IAR also provides the Company’s stakeholders with essential information ahead of the 2025 Annual General Meeting of Shareholders scheduled for May 8, 2025, including a summary of some of our key accomplishments during the 2024 reporting period and details of the Company’s corporate governance structure, as well as the Group’s unaudited remuneration report for the year ended December 31, 2024. “Our 2024 Integrated Annual Report demonstrates VEON’s commitment to delivering sustainable growth for all stakeholders thorough the transformative power of our digital operators,” said Kaan Terzioglu, CEO of VEON Group. “It is a privilege to rise to challenge of serving the underserved, to turn this opportunity into growth and to commit to do so while upholding high governance standards. I am delighted to see our operating companies deliver on our promises and build the foundations of our future with investments into talent and augmented intelligence-based solutions that empower our customers.” Driving digital transformation in our markets and launching AI1440 As of the end of 2024, VEON served 122 million total monthly active users across its digital services portfolio. These services empowered our customers by providing access to financial services, digital information and entertainment as well as digital healthcare and learning opportunities. We also served businesses of all sizes with our enterprise solutions. In 2024, we also successfully deployed VEON’s AI-based solutions and capabilities, including of the launching of Kaz-LLM, a large language model in Kazakhstan. Driven by our AI1440 ambition – creating solutions that augment human capabilities across our markets – VEON’s digital operators also introduced other AI-powered consumer and enterprise offers that support financial and digital inclusion and data-driven business decisions.

Commitment to Ukraine In 2024, VEON and Kyivstar continued their unwavering support for Ukraine, committing USD 1 billion in investments between 2023-2027 to rebuild Ukraine’s digital infrastructure, maintain connectivity, and expand essential digital services. Key milestones included partnering with Starlink for satellite-based Direct-to-Cell services, enhancing energy resilience with expanded generator and battery deployments, and securing additional spectrum in the November 2024 auction. Our Ukrainian operating company, Kyivstar, was ranked as Ukraine’s top international investor in 2022-2023 by Forbes Ukraine and New Voice of Ukraine, underscoring VEON’s commitment to rebuilding infrastructure, broadening digital access, and supporting the country’s long-term resilience and development. Building efficiencies for responsible growth In 2024, VEON worked on enhancing energy efficiency across its operations. The number of Base Transceiver Stations (BTS) utilizing power-saving technology grew significantly, from around 63 thousand in 2023 to 70 thousand in 2024. We increased the adoption of renewable energy technologies: the number of base stations powered by solar and/or wind energy increased from 993 in 2023 to 1,085 in 2024. Meanwhile, our offices and other building energy consumption decreased by nearly 28%. VEON also accelerated the execution of its asset-light strategy, enabling market-wide efficiencies in the management of infrastructure assets. We successfully completed the sale of our 49% stake in TNS+, Kazakhstan’s wholesale telecommunications infrastructure provider. Additionally, we entered into a strategic partnership with Engro Corporation Limited with respect to the pooling and management of our infrastructure assets, starting in Pakistan. Streamlining governance As highlighted in our IAR, in 2024, VEON took steps to improve accessibility for investors and streamline its governance through the consolidation of trading in its shares to the Nasdaq Stock Market in the United States. We also relocated our headquarters to the Dubai International Financial Center, bringing us closer to the Group’s operating markets. These steps make VEON the largest Nasdaq-listed company headquartered in Dubai, offering a unique opportunity for global investors interested in frontier market growth opportunities.

Investing in people and supporting women’s inclusion In 2024, VEON invested USD 4.4 million into employee training and development, a significant increase from USD 2.6 million spent in 2023, highlighting our commitment to continuous learning and personal development. We developed a series of projects to improve the working conditions of employees and workers in our supply chain. We also launched a new policy for supporting the victims of domestic abuse at the Group level. In addition, in 2024, we introduced new initiatives aimed at supporting women in the broader communities that we serve as well as within VEON Group’s workforce. Women representation in leadership roles increased significantly in various operating companies: in Bangladesh from 20 to 25 percent, in Pakistan from 24 to 29 percent, and in Kyrgyzstan from 38 to 44 percent. Supporting equal opportunities for women in society, Banglalink launched Womentor, a program for female STEM students. Mobilink Microfinance Bank’s “Invisible Heirs” campaign and inheritance calculator, which empower women to claim their rightful inheritance in Pakistan, received numerous international accolades including the ‘CMO Marketing Campaign’ Award at Global Mobile (GLOMO) Awards during Mobile World Congress 2025. Solid financial performance As previously announced with the Company’s Fourth Quarter and Full Year 2024 Trading Update, VEON’s unaudited financial results indicate solid performance, with Group revenues for FY24 increasing by 8.3% year-on-year Group EBITDA growing by 4.9% year-on-year in reported currency. Demonstrating the role of digital services in the Group’s financial growth, direct revenues from digital accounted for 11.5% of Group’s total revenues, growing at a rate of 63% year-on-year in reported currency. For detailed insights into VEON’s performance in 2024, visit VEON's 2024 Integrated Annual Report on the company's website: https://www.veon.com/integrated-annual-report-2024/. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information visit: www.veon.com

Disclaimer The release contains estimates and “forward-looking statements”, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to VEON’s plans to implement its strategic priorities and extend its digital experience through under its DO1440 and AI1440 operating models and other development plans and initiatives, the impact of VEON’s delisting from Euronext, and VEON's HQ relocation to the Dubai International Financial Centre in the United Arab Emirates. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause VEON’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this press release. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. There can be no assurance that the initiatives referred to above will be successful. Notice to readers: financial information presented VEON’s results and other financial information presented in this press release are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards (“IFRS”) based on internal management reporting, are the responsibility of management, and have not been externally audited, reviewed, or verified. The financial information included in this release is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. Certain amounts and percentages that appear in this release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for any future period. Contact Information Ana de Kok-Reyes Group Director Financial Control, DE&I and ESG esg@veon.com

Hande Asik Group Director of Communications pr@veon.com